UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Camden National Corporation

(Name of Subject Company (Issuer))

Camden National Corporation (Issuer)

(Name of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

133034108

(CUSIP Number of Class of Securities)

Robert W. Daigle

President and Chief Executive Officer

Camden National Corporation

Two Elm Street

Camden, Maine 04843

(207) 236-8821

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

William Pratt Mayer, Esq.

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$28,610,466.00	$3,061.32

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 752,907 shares of the Common Stock of Camden National Corporation at the tender offer price of $38.00 per share.
**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________ Filing Party:___________

Form or Registration No. ____________ Date Filed:____________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with Securities and Exchange Commission on March 24, 2006 (“Schedule TO”) relating to the issuer tender offer by Camden National Corporation, a Maine corporation (“Camden” or the “Company”), to purchase up to 752,000 common shares, no par value (the “Shares”), or such lesser number of Shares as are properly tendered and not properly withdrawn, at prices between $36.50 and $40.25 per share, without interest. Camden’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 24, 2006 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO and which are incorporated herein by reference.

The information in the Offer to Purchase is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

Items 1 through 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Determination of Validity

The third sentence under the subheading Determination of Validity, on page 23 of the Offer to Purchase, is hereby amended and restated to read as follows:

“We also reserve the absolute right, in our sole discretion, to waive any of the conditions of the offer or any defect or irregularity in any tender with respect to any particular shares of any particular stockholder, and any such conditions, defects or irregularities so waived shall be waived for all stockholders.”

Conditions to the Offer

The introductory language to Section 7 – Conditions of the Offer, on page 25 of the Offer to Purchase, is hereby amended and restated to read as follows:

“Notwithstanding any other provision of our offer, we will not be required to accept for payment, or, subject to any applicable rules and regulations of the SEC, purchase and accordingly pay for any shares tendered, and may terminate or amend our offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, if at any time on or after March 24, 2006 and prior to the Expiration Date, any of the following events occur or are determined by us to have occurred, that, in our reasonable judgment in any such case and regardless of the circumstances giving rise to the event (except to the extent that such circumstances arise out of our action or omission), makes it inadvisable to proceed with our offer or with acceptance for payment or payment for the shares in our offer:…”

Section 7 – Conditions of the Offer, on page 26 of the Offer to Purchase, is hereby amended and restated to read as follows:

•	inserting the word “or” after the semicolon in subpart (iii)(d);

•	deleting subpart (iii)(e);

•	amending subpart (iii)(f) to be numbered as subpart (iii)(e); and

•	amending and restating subpart (iv) to read in its entirety:

“(iv) no decrease of more than 10% in (a) the market price for the shares of our common stock or in (b) the Dow Jones Industrial Average, the New York Stock Exchange Composite Index, Nasdaq Composite Index or the Standard & Poor’s 500 Composite Price Index, each measured from the close of

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trading on March 23, 2006, and, in the case of (b), which decrease could have, in our reasonable judgment, a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of us and our subsidiaries, taken as a whole, or on the trading in our shares;”

The second paragraph of Section 7 – Conditions of the Offer, on page 27 of the Offer to Purchase is hereby amended by deleting following sentence:

“Any determination or judgment by us concerning the events described above will be final and binding on all parties.”

Bank Regulatory Matters

The first paragraph under the subheading Bank Regulatory Matters, on page 36 of the Offer to Purchase is hereby amended to insert the following after the last sentence:

“As a Maine financial institution holding company, we are subject to the supervision and regulation of the Maine Bureau of Financial Institutions and are required to obtain the approval of the Maine Bank Superintendent to purchase the Shares. Our request for such approval is currently pending.”

United States Federal Income Tax Consequences

The last paragraph of Section 13 – United States Federal Tax Consequences, on page 40 of the Offer to Purchase is hereby amended by deleting the following sentence in its entirety:

“THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY.”

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ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Purchase, dated March 24, 2006.*

(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(vi)	Letter to Stockholders, dated March 24, 2006, from Robert W. Daigle, President and Chief Executive Officer of Camden National Corporation*

(a)(1)(vii)	Letter to Participants in Camden National Corporation’s 401(k) Plan*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press Release issued by Camden National Corporation, dated March 24, 2006.*

(b)	Not applicable.

(d)(i)	Camden National Bank’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.1 to the Company’s Form S-8 filed with the Commission on August 29, 2001).

(d)(ii)	Amendment No. 1 to the 1993 Stock Option Plan (incorporated herein by reference to Exhibit 99.2 to the Company’s Form S-8 filed with the Commission on August 29, 2001).

(d)(iii)	KSB Bancorp Inc.’s 1993 Incentive Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(d)(iv)	Amendment No. 1 to KSB Bancorp Inc.’s 1993 Stock Option Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(d)(v)	KSB Bancorp Inc.’s 1998 Long-Term Incentive Stock Benefit Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Form 10-K filed with the Commission on March 15, 2004).

(d)(vi)	The Company’s 2003 Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.12 to the Company’s Form 10-Q filed with the Commission on May 9, 2003).

(d)(vii)	The Company’s Management Stock Purchase Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).

(d)(viii)	The Company’s form of Incentive Stock Option Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 10, 2005).

(d)(ix)	The Company’s form of Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on January 25, 2005).

(d)(x)	The Company’s Long-Term Performance Share Plan (incorporated herein by reference to Exhibit 10.19 to the Company’s Form 10-K filed with the Commission on March 15, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on March 24, 2006.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2006

CAMDEN NATIONAL CORPORATION

By: /s/ Sean G. Daly

Name: Sean G. Daly

Title: Chief Financial Officer

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